Exhibit 99.a

FOR IMMEDIATE RELEASE	May 19, 2005

BP and NOVA Chemicals sign binding agreements for European

Styrenics Joint Venture

New venture names two senior officers

Pittsburgh, PA — BP and NOVA Chemicals Corporation today announced they have signed binding agreements to merge their European styrenic polymers businesses into a 50:50 Joint Venture. As previously announced in November 2004, the transaction to form the Joint Venture will be cashless.

The Joint Venture will be named NOVA Innovene, after its shareholders NOVA Chemicals and Innovene, BP’s newly formed olefins and derivatives business.

Also today, Innovene and NOVA Chemicals announced the nomination of two senior managers to lead the Joint Venture.

Martin Pugh, currently Vice President and Managing Director for NOVA Chemicals in Europe, will serve as Managing Director of NOVA Innovene. Chris de la Camp, currently the Controller of the Innovene Styrenics business, will be Finance Director of the new Joint Venture.

NOVA Innovene plans to deliver market-leading styrenic polymers to its customers and to become the most cost-effective producer in the European market. Innovene and NOVA Chemicals expect to commence operations of the Joint Venture, following regulatory and other approvals, in the third quarter of 2005.

NOVA Chemicals produces commodity plastics and chemicals that are essential to everyday life.  Our employees develop and manufacture materials for customers worldwide who produce consumer, industrial and packaging products. NOVA Chemicals works with a commitment to Responsible Care® to ensure effective health, safety, security and environmental stewardship.  Company shares are traded on the Toronto and New York stock exchanges as NCX.  Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

BP separated its $15bn turnover olefins and derivatives business – now called Innovene – with effect from 1 April 2005 ready for a possible IPO in second half of 2005, subject to market conditions and receipt of all necessary approvals. The NOVA Innovene joint venture will form an important part of the new company.

Media inquiries, please contact:

North America: Greg Wilkinson – Vice President, Public Affairs

Tel: +1 412.490.4166

Europe: Silke Delpeuch – International Communications Leader

Tel: +41 26 426 5619

Investor Relations inquiries, please contact:

Chris Bezaire – Vice President – Investor Relations

Tel:  +1 412.490.5070

BP: BP Press Office – London:

Robert Wine – Tel: +44(0)207 496 4827

Photographs are available upon request.

Forward-looking information

The information in this press release contains forward-looking statements. By their nature, these forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include: commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); the realization of announced price increases; feedstock availability and prices; operating costs; realizing synergy and cost savings targets; the impact of competition; changes in customer demand; loss of the services of any of the Joint Venture’s officers; and uncertainties associated with the European economy.

Responsible Care® is a registered trademark of the Canadian Chemical Producers’ Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.